UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2021

HIRO SYSTEMS PBC

(Exact name of registrant as specified in its charter)

Delaware	46-3116269
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

101 W. 23rd Street, Suite 224

New York, NY 10011

(Full mailing address of principal executive offices)

(212) 634-4254

(Issuer’s telephone number, including area code)

Explanatory Note

As required by the applicable rules and regulations promulgated by the Securities and Exchange Commission (“SEC”), the information contained in this Form 1-SA, including the business description and financial statements, relates primarily to the business of Hiro Systems PBC (“Hiro”). It does not significantly relate to the Stacks Tokens, Stacks Blockchain or Stacks ecosystem, except to the limited extent that Hiro, like others, creates development tools for use on the Stacks Blockchain. Hiro believes it no longer plays a significant role in the Stacks ecosystem, and Hiro believes it has no unique control over or unique ability to influence the Stacks ecosystem. Among other things, Hiro is not a Stacks Token miner, Hiro cannot issue new Stacks Tokens or cause new Stacks Tokens to be issued, and Hiro cannot change the code governing the Stacks Blockchain. Hiro also believes that Stacks Token holders are not relying on, and reasonably cannot and should not rely on, Hiro to provide managerial or entrepreneurial efforts that will increase the value of the Stacks Tokens.

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of Hiro’s financial condition and results of operations together with the condensed consolidated financial statements and related notes that are included elsewhere in this document. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Hiro’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

Hiro’s mission is to empower developers to build the best possible applications using the Stacks Blockchain 2.0 (the “Stacks Blockchain”), which was launched in January 2021. Since the launch of the Stacks Blockchain, Hiro’s business has been focused on building developer tools to be utilized on the Stacks Blockchain, including building a hosted service that will permit developers of decentralized applications and decentralized finance software products to more easily test and deploy smart contracts and decentralized applications on top of the Bitcoin protocol used on the Stacks Blockchain (the “Bitcoin Protocol”). Hiro intends to develop this hosted service so that it will fully integrate with a portfolio of tools and services developers require to seamlessly build smart contracts and applications.

COVID-19 Impact

The extent to which COVID-19, and the related global economic crisis, affects Hiro’s business, results of operations and financial condition, will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and any recovery period, future actions taken by governmental authorities, central banks and other third parties in response to the pandemic. Hiro continues to monitor its liquidity and capital resources due to the current pandemic. Hiro’s liquidity and capital resources were not materially impacted by COVID-19 and related economic conditions during the six months ended June 30, 2021.

Ongoing Filing of Periodic Reports

Following the January 20, 2021, approval by Hiro’s Board of Directors of the decision of management to no longer treat the Stacks Tokens (or “tokens”) as investment contracts that are securities under the federal securities laws, Hiro believes that it is no longer required to file reports pursuant to Regulation A with the SEC. Therefore, Hiro reserves the right to cease the filing of such reports at any time, including prior to the filing of its annual report on Form 1-K for the fiscal year ended December 31, 2021.

Components of Results of Operations

Revenue

There was no revenue recognized for the six months ended June 30, 2021 and 2020.

Operating Expenses

Hiro’s operating expenses are classified as compensation expenses, marketing expense, general and administrative, grants expense and research and development. Overhead costs, such as information technology and occupancy costs, are included in general and administrative expenses.

Compensation Expense

Compensation expenses consist of salaries and bonuses, noncash stock-based compensation expense, noncash token compensation expense for employees and certain subcontractors, payroll taxes, employee benefits costs and certain subcontractor costs.

Marketing Expense

Marketing expenses consist primarily of corporate marketing, public relations, promotional items and events and conferences.

General and Administrative

General and administrative expenses primarily consist of noncash token compensation expense for non-employees, occupancy expenses, legal, audit and other professional services, travel and entertainment costs, insurance, printing and postage, information technology costs, filing fees and other miscellaneous expenses.

Research and Development

Research and development expenses during 2021 represent costs incurred by Hiro for development of a hosted service that will permit developers of decentralized applications to test and deploy smart contracts and decentralized applications on top of the Bitcoin Protocol and primarily consist of salaries paid to Hiro’s developers and fees paid to consultants and outside service providers. Prior to 2021, these expenses primarily pertained to costs incurred by Hiro for the development of the Stacks network, the Stacks Tokens, the Stacks Blockchain, and Hiro’s decentralized application ecosystem.

Grants to Third Parties

Grants to third parties were noncash grants of Stacks Tokens to various independent entities.

Nonoperating Income

Nonoperating income consists of noncash gains related to vesting of tokens sold to employees, noncash gains related to delivering of tokens to third parties, gain on delivery of restricted token units (“RTUs”), gains from sale of digital currencies (or ‘cryptocurrencies’ and consisting of Bitcoin and/or Ether), gain from loan receivable and other income.

Results of Operations

The following table sets forth selected condensed consolidated statements of operations data for the six months ended June 30, 2021 and 2020:

	(Unaudited) Six Months Ended June 30,
	2021	2020
	(amounts in thousands)
Revenue	$—	$—
Operating expenses
Compensation expense	26,172	2,873
Marketing expense	882	4,929
General and administrative	4,351	4,613
Research and development	1,359	934
Grants to third parties	17,580	—
Impairment of digital currencies	698	649
Impairment of investments	50	100

Total operating expenses	51,092	14,098
Nonoperating income	53,230	8,645

Net income (loss) attributable to Hiro Systems PBC	$2,138	$(5,453)

Six months ended June 30, 2021 compared to six months ended June 30, 2020

Revenue

Six months ended June 30,		Change
2021	2020	Amount	%
(amounts in thousands)
$—	$—	$—	0%

There was no revenue recognized during the six months ended June 30, 2021 and 2020.

Compensation Expense

Six months ended June 30,		Change
2021	2020	Amount	%
(amounts in thousands)
$26,172	$2,873	$23,299	811%

Compensation expense increased by $23.3 million for the six months ended June 30, 2021, primarily due to higher noncash token compensation expense ($18.2 million) and related payroll taxes ($5.1 million). These expenses related to vesting of tokens sold to employees and vesting of RTUs granted to employees and certain contractors. There were no costs related to RTUs during the six months ended June 30, 2020 as the requisite liquidity event (listing of Stacks Tokens on a United States exchange) that would trigger the recognition of these noncash costs was not deemed probable.

Marketing Expense

Six months ended June 30,		Change
2021	2020	Amount	%
(amounts in thousands)
$882	$4,929	$(4,047)	(82)%

Marketing expense decreased by $4.0 million for the six months ended June 30, 2021, primarily due to lower corporate marketing costs of $3.1 million (there was a one-time noncash expense of $3.2 million related to tokens granted to a third party in January 2020) and lower incentives for application developers and application reviewers of $1.1 million.

General and Administrative Expenses

Six months ended June 30,		Change
2021	2020	Amount	%
(amounts in thousands)
$4,351	$4,613	$(262)	(6)%

General and administrative expenses decreased by $0.3 million for the six months ended June 30, 2021, primarily due to decrease in professional fees (legal, audit and consulting fees) of $2.6 million (which included $1.7 million paid in January 2020 to a third party service provider on achievement of a milestone), partially offset by $2.2 million of higher noncash token compensation expense related to RTUs granted to non-employees. There were no costs related to RTUs during the six months ended June 30, 2020 as the requisite liquidity event (listing of Stacks Tokens on a United States exchange) that would trigger the recognition of these noncash costs was not deemed probable.

Research and Development Expenses

Six months ended June 30,		Change
2021	2020	Amount	%
(amounts in thousands)
$1,359	$934	$425	46%

Research and development expenses increased by $0.4 million for the six months ended June 30, 2021, primarily due to increased use of consultants for development work and salary raises for employees performing development work.

Grants to Third Parties

Six months ended June 30,		Change
2021	2020	Amount	%
(amounts in thousands)
$17,580	$—	$17,580	Not Meaningful

Grants to third parties amounted to $17.6 million for the six months ended June 30, 2021. These were noncash grants and represent the fair value of tokens granted to third parties.

Impairment of Digital Currencies

Six months ended June 30,		Change
2021	2020	Amount	%
(amounts in thousands)
$698	$649	$49	8%

Impairment of digital currencies (noncash) increased by $49 thousand for the six months ended June 30, 2021 due to periodic declines in the market prices of Bitcoin and Ether during the period.

Impairment of Investments

Six months ended June 30,		Change
2021	2020	Amount	%
(amounts in thousands)
$50	$100	$(50)	(50)%

Impairment of investments (noncash) decreased by $50 thousand for the six months ended June 30, 2021 due to lower write-offs of investments in startup companies.

Nonoperating Income

Six months ended June 30,		Change
2021	2020	Amount	%
(amounts in thousands)
$53,230	$8,645	$44,585	516%

Nonoperating income increased by $44.6 million for the six months ended June 30, 2021 primarily due to a $14.5 million increase in noncash gain from tokens delivered to third parties, a $13.1 million increase in gain on sale of digital currencies, a $7.3 million increase in the noncash gain from vesting of tokens sold to employees, and a noncash gain of $9.3 million on delivery of RTUs to employees and others.

Trend Information

Revenue Trends

Hiro does not expect to generate any revenue from Stacks Token sales in the future other than through sales of Stacks Tokens from its treasury holdings, which we anticipate will be classified as nonoperating income instead of revenue.

Costs and Expenses Trends

Operating expenses (excluding noncash expenses) were higher during the six months ended June 30, 2021 as compared to the six months ended June 30, 2020. The increase in costs primarily related to payroll taxes on RTUs, research and development costs and marketing expense partially offset by lower professional fees (lower legal and consulting costs). Hiro expects its operating expenses (excluding noncash expenses) for the fiscal year ending December 31, 2021 to be higher compared to 2020.

Prices of Cryptocurrencies

The market prices of cryptocurrencies, including Ether and Bitcoin, experienced significant volatility in the six months ended June 30, 2021. As of June 30, 2021, the market price of one Ether was $2,275 and the market price of one Bitcoin was $35,041, representing an increase of 208% and 21%, respectively, from their prices as of December 31, 2020. Hiro records impairment charges when the fair value of Bitcoin and Ether decreases; increases in fair value are not reflected in Hiro’s results until the cryptocurrencies are sold or exchanged.

Regulatory Engagements

Leading up to and following the January 20, 2021 approval by Hiro’s Board of Directors of the decision of Hiro’s management to no longer treat the Stacks Tokens as investment contracts that are securities under the federal securities laws, Hiro has had discussions with the staff of the SEC through its Division of Corporation Finance and the Strategic Hub for Innovation and Financial Technology, and Hiro is responding to an inquiry from the Division of Enforcement, which management believes is consistent with what they are seeing in the marketplace.

Liquidity and Capital Resources

Sources of Funds

Hiro has historically funded its operations primarily through sales of its Stacks Tokens. During the years 2017 through 2019, Hiro raised $70.4 million through forward sales of Stacks Tokens.

Going forward Hiro is expected to rely on its cash on hand, opportunistic sales of digital currencies and sales of existing Stacks Tokens held in Hiro’s treasury to fund its operations. Hiro’s cash on hand was $17.6 million and $13.1 million as of June 30, 2021 and December 31, 2020, respectively. Hiro may sell portions of its cryptocurrencies in order to finance Hiro’s activities, depending on market conditions. As of June 30, 2021, Hiro held cryptocurrency with a balance sheet carrying value of $4.3 million consisting of Bitcoin of $3.3 million and Ether of $1.0 million. These cryptocurrencies had a total fair value at June 30, 2021 of $12.0 million. Because of volatility in the price of cryptocurrencies, Hiro’s ability to raise cash from the sale of digital currencies is subject to significant variability. Hiro also could potentially raise additional cash through sales of its common or preferred equity or through offering of debt securities.

If, in the future, Hiro is not able to secure adequate additional funding, it may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs. The occurrence of any of these events could harm Hiro’s business, results of operations and future prospects.

The following table summarizes Hiro’s cash flows for the periods indicated:

	(Unaudited) Six Months Ended June 30,
	2021	2020
	(amounts in thousands)
Net cash from operating activities	$(10,587)	$(8,206)
Net cash from investing activities	$14,984	$7,650
Net cash from financing activities	$111	$(309)

Net Cash from Operating Activities

The use of cash in all periods resulted primarily from Hiro’s net income or loss adjusted for noncash charges and changes in operating assets and liabilities. Hiro’s operating activities contain large noncash adjustments related to the sale of tokens to employees, use of tokens to compensate employees and vendors and use of tokens to provide grants to third parties.

Net cash outflows from operating activities during the six months ended June 30, 2021 and 2020 were $10.6 million and $8.2 million, respectively.

Net Cash from Investing Activities

Hiro’s investing activities have consisted primarily of sales of digital currencies and investments in other startup companies.

Net cash from investing activities during the six months ended June 30, 2021 was $15.0 million, primarily consisting of $17.9 million from proceeds received from sale of digital currencies, partially offset by $2.6 million of investment in startup companies.

Net cash from investing activities during the six months ended June 30, 2020 was $7.7 million, primarily consisting $7.8 million from proceeds received from sale of digital currencies, partially offset by $0.1 million of investment in a startup company.

Net Cash from Financing Activities

Net cash from financing activities for the six months ended June 30, 2021 was $0.1 million, primarily related to cash received from the exercise of stock options.

Net cash outflow from financing activities for the six months ended June 30, 2020 was $0.3 million, primarily related to cash paid to non-controlling interest holders.

Material Capital Commitments

Hiro currently has no material commitments for capital expenditures.

Off-Balance Sheet Arrangements

Hiro did not have any off-balance sheet arrangements during any of the periods presented.

Internal Control over Financial Reporting

There were no changes in Hiro’s internal control over financial reporting that occurred during the six months ended June 30, 2021, that have materially affected or are reasonably likely to materially affect its internal control over financial reporting. In addition, there was no material impact to Hiro’s internal control over financial reporting while most of its employees are working remotely due to the COVID-19 pandemic. Hiro is continually monitoring and assessing the COVID-19 situation to determine any potential impact on the design and operating effectiveness of its internal control over financial reporting.

Critical Accounting Policies and Estimates

Hiro’s management’s discussion and analysis of Hiro’s financial condition and results of operations is based on Hiro’s financial statements, which have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. The preparation of these condensed consolidated financial statements requires Hiro to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements, as well as the reported revenue generated (if any) and expenses incurred during the reporting periods. Hiro’s estimates are based on its historical experience and on various other factors that Hiro believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Hiro believes that the accounting policies discussed below are critical to understand Hiro’s historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Fair Value of Stacks Tokens

Hiro uses a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements), as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities that the reporting entity can access at the measurement date;

Level 2: Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly, such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

Level 3: Unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Recurring Fair Value Measurements

Hiro used various inputs to measure the fair value of certain loans receivable on a recurring basis. The fair value of the loans denominated in digital currencies was considered a Level 2 measurement at December 31, 2020, as it was estimated largely using observable inputs – quoted prices for Bitcoin and Ether in active markets. As of June 30, 2021, there were no loans receivable denominated in digital currencies.

There were no transfers between Level 1, 2 or 3 during the six months ended June 30, 2021 and the year ended December 31, 2020 for assets or liabilities measured at fair value on a recurring basis.

Non-recurring Fair Value Measurements

Impairments of digital currencies are non-recurring fair value measurements. The fair value of Bitcoin and Ether is determined using quoted prices on an active exchange, based on a principal market analysis. Hiro views a decline in the quoted price to be an indicator of impairment.

Hiro sold tokens to employees that are marked to market through vesting, provided tokens to vendors in exchange for services, provided RTU grants to employees and others and provided tokens as grants. In addition, as part of a one-time distribution, Hiro distributed Stacks Tokens without monetary consideration to potential non-US network users to encourage use of the Stacks network. These transactions are non-monetary transactions accounted for at fair value, as the Stacks Tokens are intangible assets carried at cost less impairment charges.

In estimating the fair value of Stacks Tokens exchanged for services, provided as grants, distributed without monetary consideration, and for those that vested, during the six months ended June 30, 2020, Hiro relied on observable inputs such as the Stacks Token exchange price on an Asian exchange, and a mixture of Level 2 and 3 inputs to estimate discounts to reflect the unlisted status of the tokens in the United States and their lack of marketability. Hiro concluded that the estimated fair value of Stacks Tokens issued, distributed or vested during the six months ended June 30, 2020 is a Level 3 measurement. Pursuant to the listing of Stacks Tokens on an exchange in the United States in January 2021, Hiro concluded that the estimated fair value of Stacks Tokens issued, distributed or vested in the six months period ended June 30, 2021 is a Level 2 measurement.

When Stacks Tokens are issued, distributed or vested under the circumstances described above, Hiro recognizes an expense equal to the estimated fair value of the Stacks Tokens (Hiro has not generally issued tokens in exchange for goods), and a corresponding gain as the Stacks Tokens have no carrying value in Hiro’s condensed consolidated financial statements, as they were acquired as part of Hiro’s network development activities at no cost. As such, the estimated fair value of the Stacks Tokens generally has no effect on Hiro’s net income or loss.

Token Compensation Expense

Token compensation expense (noncash) arises from tokens sold to employees and from grants of RTUs to employees and others. These tokens are from Hiro’s treasury of Stacks Tokens and no new tokens are minted or created to provide for these sales and RTUs. Token compensation expense (noncash) has two components as described below:

Hiro sold tokens to employees which are subject to vesting. As these tokens vest Hiro records a noncash token compensation expense which represents the fair value of the tokens upon vesting in excess of the purchase price. The token compensation expense is shown in compensation expense on the condensed consolidated statements of operations. Concurrently with the recording of a token compensation expense Hiro also records a noncash gain which represents the fair value of the vested tokens over their carrying value of $0. If an employee leaves prior to full vesting of the tokens, Hiro buys back the unvested tokens at their original purchase price.

Hiro grants employees, certain contractors and non-employees, RTUs that vest quarterly over a four-year period. Hiro accounts for the grant of these RTUs as a non-monetary transaction accounted for at fair value. The exchange of RTUs for services is recognized as noncash token compensation expense on a straight-line basis over the requisite service period for each separate vesting portion of the award with a corresponding liability recognized for Stacks Tokens. The liability for Stacks Tokens is recorded at fair value at each reporting period. The token compensation expense related to these RTUs is shown in compensation expense for employees and certain contractors and in general and administrative expenses for non-employees on the condensed consolidated statement of operations. The token obligations for awards that have vested but have not yet been delivered are shown as token obligations to employees and token obligations to others, current on the condensed consolidated balance sheet. On delivery of tokens which takes place after vesting, Hiro records a noncash gain equal to the total compensation expense recorded as the vested tokens have a $0 carrying value. RTUs are forfeited to the extent that the employee terminates prior to the completion of the service period. Hiro withholds tokens equivalent to the tax withholding applicable for employees. The withholding tax is remitted by Hiro to the tax authorities without liquidating the withheld tokens. Employee tax withholdings amounted to $4.7 million during the six months ended June 30, 2021 and are shown as an expense under compensation expense on the condensed consolidated statement of operations. There was no token compensation cost recognized during the six months ended June 30, 2020, as the requisite liquidity event for vesting of these awards was not deemed probable (primarily, the listing of Stacks Tokens on an exchange in the United States which took place in January 2021). Consequently, there was no liability for tokens vested but not delivered on the condensed consolidated balance sheet as at December 31, 2020.

Item 2.	Other Information

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period covered by this Form 1-SA but was not reported.

Item 3.	Financial Statements

Hiro Systems PBC

and Subsidiaries

Condensed Consolidated Financial Statements

June 30, 2021

Hiro Systems PBC and Subsidiaries

Hiro Systems PBC and Subsidiaries

Condensed Consolidated Balance Sheets

($ in thousands, except for share amounts)

	June 30, 2021	December 31, 2020
	(Unaudited)	(Audited)
Assets
Current assets
Cash and cash equivalents	$17,616	$13,108
Loan to third party	—	2,091
Income tax receivable	4,073	4,020
Other current assets	970	514

Total current assets	22,659	19,733
Digital currencies, net	4,278	3,561
Investments	6,439	1,026
Loans to third parties	1,452	951
Right-of-use asset, net	—	338
Other assets	132	904

Total assets	$34,960	$26,513

Liabilities
Current liabilities
Token obligations to employees	$1,873	$133
Token obligations to others, current	12,680	7,391
Lease liability	—	295
Other current liabilities	1,705	1,274

Total current liabilities	16,258	9,093
Token obligations to others, net of current portion	2,552	3,829
Other liabilities	1,223	1,223

Total liabilities	20,033	14,145

Stockholder’s equity
Series A convertible preferred stock, $0.00001 par value, 4,558,946 shares authorized; 4,558,498 shares issued and outstanding; liquidation preference of $5,519	—	—
Common stock, $0.00001 par value, 16,000,000 shares authorized; 9,270,092 and 9,235,146 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	—	—
Additional paid-in capital	14,287	13,943
Retained earnings (deficit)	640	(1,498)

Total controlling stockholders’ equity	14,927	12,445
Non-controlling interest	—	(77)

Total stockholders’ equity	14,927	12,368

Total liabilities and stockholders’ equity	$34,960	$26,513

The accompanying notes are an integral part of these condensed consolidated financial statements.

Hiro Systems PBC and Subsidiaries

Condensed Consolidated Statements of Operations

($ in thousands)

	(Unaudited)
	Six months ended June 30,
	2021	2020
Revenue	$—	$—
Expense
Compensation expense	26,172	2,873
Marketing expense	882	4,929
General and administrative	4,351	4,613
Research and development	1,359	934
Grants to third parties	17,580	—
Impairment of digital currencies	698	649
Impairment of investments	50	100

Total expense	51,092	14,098

Operating loss	(51,092)	(14,098)

Nonoperating income
Gain from vesting of employee tokens	7,880	563
Gain on tokens delivered to third parties	18,740	4,229
Gain on delivery of restricted token units	9,302	—
Gain on sale of digital currencies	16,729	3,652
Gain on loan receivable	563	152
Other income	16	49

Total nonoperating income	53,230	8,645

Net income (loss) attributable to Hiro Systems PBC	$2,138	$(5,453)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Hiro Systems PBC and Subsidiaries

Condensed Consolidated Statements of Changes in Stockholders’ Equity

($ in thousands, except for share amounts)

	Convertible Preferred Stock				Additional Paid-In Capital	Retained Earnings (Deficit)	Total Controlling Stockholders’ Equity	Non-Controlling Interest	Total Stockholders’ Equity
	Series A		Common Stock
	Shares	Amount	Shares	Amount
Balance at December 31, 2020 (Audited)	4,558,498	$—	9,235,146	$—	$13,943	$(1,498)	$12,445	$(77)	$12,368
Stock-based compensation	—	—	—	—	233	—	233	—	233
Exercise of stock options	—	—	34,946	—	111	—	111	—	111
Deconsolidation of non-controlling interest holder	—	—	—	—	—	—	—	77	77
Net income	—	—	—	—	—	2,138	2,138	—	2,138

Balance at June 30, 2021 (Unaudited)	4,558,498	$—	9,270,092	$—	$14,287	$640	$14,927	$—	$14,927

	Convertible Preferred Stock				Additional Paid-In Capital	Retained Earnings	Total Controlling Stockholders’ Equity	Non-Controlling Interest	Total Stockholders’ Equity
	Series A		Common Stock
	Shares	Amount	Shares	Amount
Balance at December 31, 2019 (Audited)	4,558,498	$—	9,131,646	$—	$6,924	$12,538	$19,462	$6,821	$26,283
Stock-based compensation	—	—	—	—	365	—	365	—	365
Exercise of stock options	—	—	103,500	—	38	—	38	—	38
Distribution to Hiro Systems PBC	—	—	—	—	6,328	—	6,328	(6,328)	—
Distribution to non-controlling interest holders	—	—	—	—	—	—	—	(493)	(493)
Net loss	—	—	—	—	—	(5,453)	(5,453)	—	(5,453)

Balance at June 30, 2020 (Unaudited)	4,558,498	$—	9,235,146	$—	$13,655	$7,085	$20,740	$—	$20,740

The accompanying notes are an integral part of these condensed consolidated financial statements.

Hiro Systems PBC and Subsidiaries

Condensed Consolidated Statements of Cash Flows

($ in thousands)

	(Unaudited)
	Six months ended June 30,
	2021	2020
Cash flows from operating activities
Net income (loss) attributable to Hiro Systems PBC	$2,138	$(5,453)
Adjustments to reconcile net income (loss) to net cash from operating activities
Noncash token compensation expense	20,889	500
Noncash gain from vesting of employee tokens	(7,880)	(563)
Noncash gain on delivery of restricted token units	(9,302)	—
Noncash gain on tokens delivered to third parties	(18,740)	(4,229)
Noncash grants to third parties	17,580	—
Other noncash expenses related to tokens delivered to third parties	414	4,177
Gain on sale of digital currencies	(16,729)	(3,652)
Gain on loan receivable	(563)	(152)
Depreciation and amortization	15	18
Amortization of operating lease right-of-use asset	295	193
Stock-based compensation	233	365
Impairment of digital currencies	698	649
Impairment of investments	50	100
Changes in operating assets and liabilities
Income tax receivable	(53)	—
Other current assets	(553)	(239)
Other assets	742	—
Income tax payable	—	(207)
Other current liabilities	431	483
Lease liability	(252)	(196)

Net cash from operating activities	(10,587)	(8,206)

Cash flows from investing activities
Proceeds from sales of digital currencies	17,970	7,770
Cash outflow from deconsolidation of non-controlling interest	(423)	—
Proceeds from sale of fixed assets	12	—
Purchases of investments	(2,575)	(120)

Net cash from investing activities	14,984	7,650

Cash flows from financing activities
Cash received from the exercise of stock options	111	38
Cash paid to non-controlling interest holders	—	(347)

Net cash from financing activities	111	(309)

Net change in cash and cash equivalents	4,508	(865)

Cash and cash equivalents, beginning of period	13,108	18,622

Cash and cash equivalents, end of period	$17,616	$17,757

Supplemental noncash investing and financing activities
Digital currencies received as repayment of loan to a third party (Note 4)	$2,656	$—

Digital currencies used to invest in other startups (Note 2)	$2,887	$—

Supplemental disclosure of cash flow information
Cash paid for income taxes, net of refunds	$(53)	$207

The accompanying notes are an integral part of these condensed consolidated financial statements.

Hiro Systems PBC and Subsidiaries

Notes to Condensed Consolidated Financial Statements

1.	Nature of Business and Summary of Significant Accounting Policies

Nature of Operations

Hiro Systems PBC (the “Company”, formerly known as Blockstack PBC prior to a name change that was effective in December 2020), is a technology company that, together with its wholly-owned subsidiaries, built a network for decentralized applications (the “Stacks network” (formerly known as Blockstack network) or the “network”) using blockchain technologies. The Company, formed in 2013, is a Delaware public benefit corporation. The Company’s public benefit is to enable an open, decentralized internet which will benefit all internet users by giving them more control over information and computation.

The Stacks network brings applications and smart contracts to the Bitcoin blockchain. The Company introduced the Stacks Blockchain, which involved the creation of tokens (the “Stacks Tokens” or the “tokens”) in order to obtain control over the digital assets on the Stacks network and incentivize users of the network to develop, maintain and write transactions to the network. In connection with this network development, the Company sold utility tokens to parties who wished to use the Stacks network. The network consumes tokens from network users, purchased or earned through mining to perform various network operations.

In January 2021, a new version of the Stacks Blockchain (“Stacks Blockchain 2.0”) was launched. Subsequent to the launch of Stacks Blockchain 2.0, and upon the necessary approvals from the Company’s board of directors, the Company determined that it was no longer in a position of providing, and will no longer be able to provide, essential managerial services to the Stacks Blockchain and therefore concluded that it was no longer necessary for the Company to treat the Stacks Tokens as investment contracts that are securities under the federal securities laws. This development coincided with a change in the Company’s business activities. The Company’s business post-Stacks Blockchain 2.0 is to develop applications and developer tools to be utilized on the Stacks Blockchain, including a hosted service that will permit developers of decentralized applications and finance software products to more easily test and deploy smart contracts and decentralized applications on top of the Bitcoin protocol. The Company intends to develop the hosted service so that it will fully integrate with a portfolio of tools and services developers require to seamlessly build smart contracts and applications.

Basis for Consolidation

These condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. For consolidated entities that are less than wholly-owned, the third party’s holding of an equity interest is presented as non-controlling interest in the Company’s condensed consolidated balance sheets and condensed consolidated statements of changes in stockholders’ equity. The portion of net earnings attributable to the non-controlling interest is presented either as net gain or net loss allocable to non-controlling interest in the Company’s condensed consolidated statements of operations. All intercompany accounts and transactions have been eliminated upon consolidation.

The Company had consolidated Daemon Technologies Limited (“Daemon”) as a variable interest entity (“VIE”) at December 31, 2020. In January 2021, the Company entered into a subscription agreement with Daemon to transfer 25 million Stacks Tokens in exchange for one ordinary share to support software development for the Stacks Blockchain, particularly for users in Asia. The one share represents less than 1% of Daemon’s equity ownership and does not convey a disproportionate voting right nor does it provide control to the Company over Daemon. The contribution of Stacks Tokens led to a determination that Daemon was no longer considered a VIE because Daemon was no longer thinly-capitalized. As a result, in January 2021, the Company deconsolidated Daemon. There was no impact to the condensed consolidated statement of operations for the six months ended June 30, 2021 due to the deconsolidation. The Company had loaned $0.5 million to Daemon in December 2020. As a result of the deconsolidation of Daemon, the loan is no longer eliminated and is recorded, along with accumulated interest, as a noncurrent asset within loans to third parties on the condensed consolidated balance sheet as of June 30, 2021.

Hiro Systems PBC and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Basis of Presentation

The Company prepares its condensed consolidated financial statements in accordance with United States generally accepted accounting principles (“US GAAP”).

Certain financial information that normally is included in annual financial statements, including certain financial statement footnotes, is not required for interim reporting purposes and has been omitted herein. These condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto included in the Company’s annual filing on Form 1-K for the year ended December 31, 2020, which was filed with the Securities and Exchange Commission (the “SEC”) on April 28, 2021 (“2020 Form 1-K”).

The condensed consolidated financial statements as of June 30, 2021 and for the six months ended June 30, 2021 and 2020, and related footnotes, are unaudited. The condensed consolidated balance sheet as of December 31, 2020 was derived from audited financial statements, but does not include all disclosures required by US GAAP. The interim unaudited condensed consolidated financial statements have been prepared on a basis consistent with the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to state fairly the Company’s financial condition, its operations and cash flows for the periods presented. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year.

Use of Estimates

The preparation of the condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions, which are evaluated on an ongoing basis, that affect the amounts reported in the Company’s condensed consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable at the time under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates including uncertainty in the current economic environment due to COVID-19.

Adoption of Accounting Standards

The Company has reviewed recent accounting pronouncements and concluded they are either not applicable to the business or no material effect is expected on the condensed consolidated financial statements as a result of future adoption.

Hiro Systems PBC and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Significant Accounting Policies

The following accounting policy is incremental to the Company’s significant accounting policies as described in Note 1 to the Company’s 2020 Form 1-K.

Token Compensation Expense

Token compensation expense (noncash) arises from tokens sold to employees and from grants of restricted token units (“RTUs”) to employees and others. These tokens are from the Company’s treasury of Stacks Tokens and no new tokens are minted or created to provide for these sales and RTUs. Token compensation expense (noncash) has two components as described below:

The Company sold tokens to employees which are subject to vesting. As these tokens vest the Company records a noncash token compensation expense which represents the fair value of the tokens upon vesting in excess of the purchase price. The token compensation expense is shown in compensation expense on the condensed consolidated statements of operations. Concurrently with the recording of a token compensation expense the Company also records a noncash gain which represents the fair value of the vested tokens over their carrying value of $0. If an employee leaves prior to full vesting of the tokens, the Company buys back the unvested tokens at their original purchase price.

The Company grants employees, certain contractors and non-employees, RTUs that vest quarterly over a four-year period. The Company accounts for the grant of these RTUs as a non-monetary transaction accounted for at fair value. The exchange of RTUs for services is recognized as noncash token compensation expense on a straight-line basis over the requisite service period for each separate vesting portion of the award with a corresponding liability recognized for Stacks Tokens. The liability for Stacks Tokens is recorded at fair value at each reporting period. The token compensation expense related to these RTUs is shown in compensation expense for employees and certain contractors and in general and administrative expenses for non-employees on the condensed consolidated statement of operations. The token obligations for awards that have vested but have not yet been delivered are shown as token obligations to employees and token obligations to others, current on the condensed consolidated balance sheet. On delivery of tokens which takes place after vesting, the Company records a noncash gain equal to the total compensation expense recorded as the vested tokens have a $0 carrying value. RTUs are forfeited to the extent that the employee terminates prior to the completion of the service period. The Company withholds tokens equivalent to the tax withholding applicable for employees. The withholding tax is remitted by the Company to the tax authorities without liquidating the withheld tokens. Employee tax withholdings amounted to $4.7 million during the six months ended June 30, 2021 and are shown as an expense under compensation expense on the condensed consolidated statement of operations. There was no token compensation cost recognized during the six months ended June 30, 2020, as the requisite liquidity event for vesting of these awards was not deemed probable (primarily, the listing of Stacks Tokens on an exchange in the United States which took place in January 2021). Consequently, there was no liability for tokens vested but not delivered on the condensed consolidated balance sheet as at December 31, 2020.

Risks Associated with Digital Currencies

Security

The Company currently holds significant amounts of Bitcoin and Ether, and security breaches, computer malware and other computer hacking attacks could result in a loss of these assets with no adequate source of recovery. At June 30, 2021, all of the Company’s cryptocurrency holdings of Bitcoin and Ether are held with a third party custodial service and any transfer of cryptocurrency requires authorization by multiple executive officers and directors of the Company. A single executive officer or director is unable, on his or her own, to transfer any of the Company’s cryptocurrency. The Company has policies and procedures in place in case of death or incapacity on the part of these executive officers and directors.

Market Volatility

The prices of digital assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect the Company’s results of operations. The prices of cryptocurrencies, such as Bitcoin and Ether, and other digital assets have historically been subject to dramatic fluctuations, and in the event of a decline in value of Bitcoin and/or Ether, the Company’s financial position, results of operations, and cash flows could be materially and adversely affected.

Hiro Systems PBC and Subsidiaries

Notes to Condensed Consolidated Financial Statements

In December 2019, the American Institute of Certified Public Accountants issued non-authoritative guidance entitled “Accounting for and Auditing of Digital Assets,” which was the result of a working group of participants, including several major accounting firms and the U.S. Government Accountability Office. This guidance, which served to summarize currently accepted accounting practices, indicated that entities that do not otherwise apply specialized industry guidance, should account for digital assets as indefinite lived intangible assets, recorded at cost and tested for impairment annually or more frequently, if events indicate that it is more likely than not that the asset has been impaired. The guidance further indicated that for any reduction in a digital asset’s fair value, impairment of that asset is appropriate, and any subsequent reversal of the impairment loss is prohibited. Accordingly, amounts reported in these condensed consolidated financials statements as digital assets, reflect such impairments, but do not reflect any subsequent recovery in valuation giving rise to the impairment.

Digital Currencies are Currently Unregulated

As of the date of these condensed consolidated financial statements, digital currencies are not subject to specific regulation. Accordingly, there are uncertainties related to the regulatory regimes governing blockchain technologies, cryptocurrencies, digital assets and cryptocurrency exchanges. It is possible that new international, federal, state and local regulations or policies may materially adversely affect Stacks Blockchain and Stacks Tokens. It is possible that securities regulators may interpret laws in a manner that adversely affects the Company or the value of Stacks Tokens.

Various legislative and executive bodies in the United States and in other countries have already adopted, and may, in the future, adopt laws, regulations, or guidance, or take other actions that could severely impact the permissibility of digital assets such as the Stacks Tokens, the technology behind them or the means of transacting in or transferring them. It is difficult to predict how or whether regulatory agencies may apply existing or new regulation with respect to this technology and its applications, including the Stacks Tokens, the Stacks Blockchain and the network. In addition, self-regulatory bodies may be established that set guidelines regarding cryptocurrencies, the Stacks Tokens, and the network, which could have similar effects to new policies adopted by government bodies. Recently, the SEC has increased its enforcement activity in regard to digital assets, including with respect to the Stacks Tokens, and it is difficult to predict what effect this may have on the industry in general and on the Company in particular.

Any future regulatory actions applicable to the Stacks Tokens, the Stacks Blockchain, the network and related activities could severely impact the financial position, results of operations, and cash flows of the Company. The Company may need to restructure operations that utilize the Stacks Tokens or Stacks Blockchain significantly to comply with any new regulation or guidance. These efforts could be costly and could involve fundamentally changing core portions of the Company’s business, operations and network. On the other hand, failure to restructure for compliance adequately or quickly enough could result in regulatory action (such as investigations by the government or a self-regulatory organization or government or private litigation or administrative actions) that requires the Company to spend significant time and effort, which could potentially deplete the Company’s resources. It could also result in negative publicity. Regulatory change could even potentially result in the Stacks Tokens or certain operations being viewed as impermissible, which could result in a need for the Company to dramatically alter or cease activities that utilize the Stacks Tokens. Regulatory action could also affect the rights of the Company, as a holder of Stacks Tokens, for example by severely limiting the ability of holders to transfer or sell their tokens.

Cryptocurrency networks, blockchain technologies, and coin and token offerings also face an uncertain regulatory landscape in many foreign jurisdictions, including (among others) the European Union, China and Russia. Various foreign jurisdictions may, in the future, adopt laws, regulations or directives that affect the Company. These laws, regulations or directives may conflict with those of the United States or may directly and negatively impact results of operations. The effect of any future regulatory change is impossible to predict, but any change could be substantial and materially adverse to the Company, its results of operations and adoption and value of the Stacks Tokens.

New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the Company, its results of operations and the Stacks Tokens, including with respect to their value, their liquidity, the ability of purchasers to access marketplaces or exchanges on which to trade the tokens, and the structure, rights and transferability of the Stacks Tokens.

Due to the unpredictable regulatory environment for digital assets, the Company has traditionally incurred high legal costs in order to ensure it remains in compliance with current regulations and as part of its ongoing engagement with the SEC. The Company expects to continue to incur high legal costs for these purposes.

Hiro Systems PBC and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Money Services Business

Under the regulations and guidance of the U.S. Department of Treasury’s Financial Crimes Enforcement Network (“FinCEN”), certain issuers of tokens may need to register as money transmitters, a sub-category of money services businesses, based on their efforts administering or otherwise exchanging tokens that constitute convertible virtual currencies. Convertible virtual currencies are mediums of exchange that operate like currencies but do not have all the attributes of “real” currency, and money transmitters are companies that provide money transmission services or otherwise engage in the transfer of funds (including convertible virtual currencies).

There are a number of exemptions to FinCEN’s money transmitter definition, but, if a company is unable to rely on any of those exemptions, then the company must register with FinCEN, adopt an anti-money laundering (“AML”) program, and otherwise comply with FinCEN’s regulations and other federal AML laws (e.g., by filing suspicious activity reports). In addition, money transmitters are subject to licensing requirements and other related obligations under state laws. Complying with federal and state AML laws can be costly, and a company that should have been registered with FinCEN and licensed with state regulators as a money transmitter but that failed to do so can face criminal and civil penalties.

Although the Company should not be deemed a money transmitter or otherwise be affirmatively subject to AML registration requirements under federal or state laws because it is not providing money transmission services or otherwise engaging in the transfer of funds, it is possible FinCEN or the U.S. Department of Justice (the “DOJ”), which enforces federal AML laws, could disagree once the Company is no longer regulated or examined by the SEC. We have not consulted with FinCEN on the application of its convertible virtual currency guidance to the Company. If FinCEN, the DOJ, or any other state regulator determine that the Company should have registered or obtained licenses as a money transmitter, then the Company could incur significant costs to comply with federal and state laws that apply to money transmitters and could potentially face criminal or civil penalties, which could adversely affect its operations.

Other

In 2018, the Company released the Stacks Wallet, an application that allows users to store and transfer Stacks Tokens. It is the Company’s position that the Stacks Wallet is not required to register as a money transmitter, is not required to register as a transfer agent under the Securities and Exchange Act of 1934 (the “Exchange Act”), is not a clearing agency under the Exchange Act, and should not be viewed as an exchange or an alternative trading system under the Exchange Act. Additionally, the Company does not consider itself to be an investment company. It is possible that a regulator could disagree with these positions which could materially affect the Company’s business.

2.	Investments

During the six months ended June 30, 2021 and 2020, the Company invested approximately $5.5 million (which includes $2.9 million of Stacks Tokens used to make investments in other startups) and $0.1 million, respectively, in other startup companies. The Company records its investments at cost less impairment, if any. During the six months ended June 30, 2021 and 2020, the Company recorded an impairment on its investments of $50 thousand and $0.1 million, respectively.

The investments made during the six months ended June 30, 2021 primarily consisted of: (i) an investment of $3.7 million in a startup founded by two former employees. This startup is focused on building a suite of decentralized finance products on the Stacks Blockchain. The investment was made through a transfer of 2 million Stacks Tokens representing a fair value of $1.7 million and $2.0 million in cash in exchange for preferred shares in the startup. The Company also provided a loan of 10 million Stacks Tokens with an interest rate of 0.13% over three years. The startup has an option to purchase upto 2 million Stacks Tokens at a pre-determined price from the tokens that are loaned to them. This loan had no impact on the condensed consolidated financial statements as the tokens have a carrying value of $0 (ii) a $1.3 million simple agreement for future equity (“SAFE”) investment in a startup founded by a former contractor. This startup is focused on creating a mobile wallet for the Stacks Tokens. The investment was made through a transfer of 4 million Stacks Tokens representing a fair value of $1.1 million, and $0.2 million in cash.

Hiro Systems PBC and Subsidiaries

Notes to Condensed Consolidated Financial Statements

3.	Digital Currencies

The Company holds Bitcoin and Ether and includes them as digital currencies on the condensed consolidated balance sheets. The Company considers these digital currencies to be intangible assets and records them at cost less impairment. The Company evaluated the digital currencies for impairment by using publicly traded prices of Bitcoin and Ether. During the six months ended June 30, 2021 and 2020, the Company recorded impairment charges of $0.7 million and $0.6 million, respectively, on the condensed consolidated statements of operations.

The following table presents additional information about digital currencies (in thousands):

Digital Currencies
Balance at January 1, 2020	$5,634
Achievement of a milestone	2,386
Impairment	(815)
Digital currencies sold	(5,105)
Digital currencies loaned (Note 4)	(365)
Digital currencies received as loan repayment	2,096

Balance at December 31, 2020	3,561
Impairment	(698)
Digital currencies sold (Note 9)	(1,241)
Digital currencies received as loan repayment (Note 4)	2,656

Balance at June 30, 2021	$4,278

4.	Loans to Third Parties

In August 2020, the Company entered into a consulting services agreement with a third party vendor whereby the vendor agreed to provide a number of services which were primarily focused on increasing the liquidity of Stacks Tokens that are traded on various exchanges. Per the terms of this agreement, the Company provided a loan denominated in Bitcoin which on the date of the loan, had a market value of $1.0 million. The carrying value of Bitcoin loaned was $0.4 million. The loan carried an interest rate of 0% with repayment to be made in Bitcoin. Repayment amount of this loan, which the Company accounted for at fair value, varied based on changes in the value of Bitcoin and in part, Stacks Tokens. The loan was repaid in January 2021 and the Company received $2.7 million in Bitcoin. During the six months ended June 30, 2021, the Company recorded a gain of $0.6 million which is included in gain on loan receivable on the condensed consolidated statement of operations. This gain resulted from changes in the value of the underlying digital currencies.

During the six months ended June 30, 2020, the Company recorded a gain of $0.2 million on a $1.0 million loan provided to another third party. The loan was made in October 2019 and was denominated in Bitcoin and Ether and carried an interest rate of 0%. The loan was repaid in December 2020.

In August 2020, pursuant to certain agreements entered into with a non-profit foundation the Company provided the non-profit foundation with a three-year loan of approximately $1.0 million to be repaid in four quarterly installments of approximately $0.3 million each, beginning twenty-four months following the date of the loan. The loan bears an interest rate of 0.17% per annum payable quarterly in arrears commencing eighteen months after the date of the loan. This loan, along with accumulated interest of approximately $2 thousand and $1 thousand is disclosed as a noncurrent asset on the condensed consolidated balance sheets as of June 30, 2021 and December 31, 2020, respectively.

Hiro Systems PBC and Subsidiaries

Notes to Condensed Consolidated Financial Statements

As disclosed under Basis for Consolidation in Note 1, in December 2020, the Company loaned $0.5 million to Daemon at an interest rate of 0.17% per annum payable quarterly in arrears commencing eighteen months after the date of the loan. The loan is a three-year loan with quarterly payments of approximately $125 thousand beginning twenty-four months following the date of the loan. This loan was eliminated in consolidation at December 31, 2020 as the Company had consolidated Daemon due to its status as a VIE. At June 30, 2021 Daemon no longer meets the criteria of a VIE and therefore is not consolidated and the loan along with accumulated interest (which is deminimis) is disclosed as a noncurrent asset on the condensed consolidated balance sheet as of June 30, 2021.

5.	Grants to Third Parties

As part of its effort to cultivate a decentralized Stacks ecosystem, the Company in late 2020 and during the six months ended June 30, 2021 entered into transactions with various entities that support the Stacks ecosystem, and which are not related parties with respect to the Company and with other third parties. Pursuant to these transactions, during the six months ended June 30, 2021, the Company granted Stacks Tokens amounting to $17.6 million to various entities.

In January 2021, the Company entered into agreements with two different non-profit research universities to provide grants of 5 million Stacks Tokens to each of them in order to support research and education in computer science and in the fields of decentralized internet and cryptocurrencies. The fair values of these two grants were $2.4 million and $2.8 million, respectively and are disclosed as grants to third parties on the condensed consolidated statement of operations for the six months ended June 30, 2021. Since there were no actual token transfers during the six months ended June 30, 2021, a noncash gain related to the tokens was not recorded. The token grants payable is disclosed as token obligations to others, current, on the condensed consolidated balance sheet as of June 30, 2021.

As disclosed in Note 1 under Basis for Consolidation, during the six months ended June 30, 2021, the Company transferred 25 million Stacks Tokens with a fair value of $12.4 million to Daemon. The grant has been disclosed as grants to third parties on the condensed consolidated statement of operations for the six months ended June 30, 2021. The Company also recorded a noncash gain in the amount of $12.4 million related to the tokens which is disclosed in nonoperating income on the condensed consolidated statement of operations for the six months ended June 30, 2021 (see Note 9).

6.	Token Compensation

The token compensation expense for tokens sold to employees amounted to $7.8 million and $0.5 million for the six months ended June 30, 2021 and 2020, respectively and is disclosed in compensation expense on the condensed consolidated statements of operations. The related noncash gain on these transactions amounted to $7.9 million and $0.6 million for the six months ended June 30, 2021 and 2020, respectively and is disclosed as gain from vesting of employee tokens on the condensed consolidated statements of operations. The liability for unvested tokens was $26 thousand and $133 thousand at June 30, 2021 and December 31, 2020, respectively and is disclosed as token obligations to employees on the condensed consolidated balance sheets.

The token compensation expense relating to RTUs granted to employees and certain contractors amounted to $10.9 million for the six months ended June 30, 2021 and is disclosed in compensation expense on the condensed consolidated statement of operations. The token compensation expense related to RTUs granted to non-employees amounted to $2.2 million at June 30, 2021 and is disclosed in general and administrative expenses on the condensed consolidated statement of operations. The related noncash gain on these RTU grants amounted to $9.3 million for the six months ended June 30, 2021 and is disclosed as gain on delivery of restricted token units on the condensed consolidated statement of operations. The liability for tokens vested but not delivered to employees and certain contractors was $1.8 million at June 30, 2021 and is disclosed as token obligations to employees on the condensed consolidated balance sheet. The liability for tokens vested but not delivered to non-employees was $2.0 million at June 30, 2021 (which included $1.9 million pertaining to a director of the Company) and is disclosed as tokens obligations to others, current on the condensed consolidated balance sheet. As disclosed in Note 1 under Significant Accounting Policies (Token Compensation Expense) there was no token compensation cost recognized on the statement of operations during the six months ended June 30, 2020 and there was no liability for tokens vested but not delivered on the condensed consolidated balance sheet as at December 31, 2020.

Hiro Systems PBC and Subsidiaries

Notes to Condensed Consolidated Financial Statements

7.	Stockholders’ Equity

As of June 30, 2021 and December 31, 2020, the authorized capital of the Company consists of common stock of 16,000,000 shares with 9,270,092 and 9,235,146 shares issued and outstanding, respectively, with $0.00001 par value.

Following are the details of the Company’s convertible preferred stock as of June 30, 2021 and December 31, 2020 along with its liquidation preference.

Share Class	Par Value	Shares Authorized	Shares Outstanding	Conversion Price	Liquidation Preference (in thousands)
Series A-1	$0.00001	2,639,283	2,638,835	$1.49658	$3,949
Series A-2	$0.00001	440,365	440,365	$0.52229	230
Series A-3	$0.00001	120,238	120,238	$0.83168	100
Series A-4	$0.00001	1,162,059	1,162,059	$0.86054	1,000
Series A-5	$0.00001	94,332	94,332	$1.27209	120
Series A-6	$0.00001	83,523	83,523	$1.19726	100
Series A-7	$0.00001	19,146	19,146	$1.04458	20

		4,558,946	4,558,498		$5,519

Voting Rights

Preferred shareholders are entitled to one vote for each share of common stock into which such convertible preferred stock could then be converted. Each holder of common stock is entitled to one vote for each share held.

Dividends Rights

The common stockholders, including restricted stock award holders, shall be entitled to receive dividends when and if declared by the Company’s board of directors. The holders of each series of convertible preferred stock are entitled to receive noncumulative dividends, when and if declared by the Company’s board of directors, in preference to the holders of common stock and any stock ranking junior to the series of convertible preferred stock, at an annual rate of 8% of the original issue price, as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like.

After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of common stock and convertible preferred stock on a pro rata basis in proportion to the greatest whole number of shares of common stock which would be held by each such holder if all shares of convertible preferred stock were converted at the then-effective conversion rate.

Hiro Systems PBC and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Liquidation Rights

In the event the Company is liquidated either voluntarily or involuntarily (“Liquidation Event”), or if any event occurs that is deemed a liquidation pursuant to the Company’s certificate of incorporation, each holder of convertible preferred stock will be entitled to receive a liquidation preference out of any proceeds from the liquidation before any distributions are made to the holders of common stock. The liquidation preference for each share of convertible preferred stock is equal to the greater of (i) the Series A original issue price, or (ii) the amount per share that would have been payable had all convertible preferred stock been converted into common stock.

If upon the liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the holders of the convertible preferred stock are insufficient to permit the payment to such holders of the liquidation preference, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the convertible preferred stock in proportion to the full amounts they would otherwise be entitled to.

After the payment to the holders of convertible preferred stock, the entire remaining assets of the Company will be distributed with equal priority and pro rata among the holders of the common stock in proportion to the number of shares of common stock held by them.

Protective Provisions

So long as at least 2,288,977 shares of convertible preferred stock remain outstanding (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like), the Company will not take any of the following actions without the vote or written consent of the holders of a majority of the shares of common stock (on an as-converted-to-common stock basis) of the Company: (i) voluntarily liquidate or dissolve, (ii) amend, waive or alter any provision of the Certificate of Incorporation or its bylaws, (iii) increase or decrease the total number of authorized shares of preferred or common stock, or the existing stock option plan, (iv) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock, (v) increase or decrease the size of the board of directors, or (vi) declare or pay any distribution to common shares holders prior to distribution to preferred shares.

Conversion Rights

Each share of convertible preferred stock is convertible, at the option of the holder thereof, at any time after the date of issuance of the stock, into a number of shares of common stock equal to the applicable original issue price of that share divided by the applicable conversion price of each preferred round, provided, however, that the conversion price for the preferred stock is subject to adjustment for certain dilutive issuances, splits and combinations as defined in the Articles of Incorporation. As of June 30, 2021, and December 31, 2020, each Series of convertible preferred stock is convertible into one share of the Company’s common stock.

Each share of preferred stock will automatically be converted into fully paid, non-assessable shares of common stock at the conversion price then in effect at the time for such Series of preferred stock immediately upon the earlier of (i) the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act provided that the aggregate gross proceeds to the Company are not less than $25,000,000 or (ii) upon the receipt by the Company of a written request for such conversion from a vote of the holders of a majority of the convertible preferred stock then outstanding (voting as a single class and on an as-converted-to common stock basis).

8.	Fair Value Measurements

The Company uses a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements), as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities that the reporting entity can access at the measurement date;

Hiro Systems PBC and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Level 2: Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly, such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

Level 3: Unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Recurring Fair Value Measurements

The Company used various inputs to measure the fair value of certain loans receivable on a recurring basis. The fair value of the loans denominated in digital currencies was considered a Level 2 measurement at December 31, 2020, as it was estimated largely using observable inputs – quoted prices for Bitcoin and Ether in active markets. As of June 30, 2021, there were no loans receivable denominated in digital currencies.

There were no transfers between Level 1, 2 or 3 during the six months ended June 30, 2021 and the year ended December 31, 2020 for assets or liabilities measured at fair value on a recurring basis.

Non-recurring Fair Value Measurements

Impairments of digital currencies are non-recurring fair value measurements. The fair value of Bitcoin and Ether is determined using quoted prices on an active exchange, based on a principal market analysis. The Company views a decline in the quoted price to be an indicator of impairment.

The Company sold tokens to employees that are marked to market through vesting, provided tokens to vendors in exchange for services, provided RTU grants to employees and others and provided tokens as grants. In addition, as part of a one-time distribution, the Company distributed Stacks Tokens without monetary consideration to potential non-US network users to encourage use of the Stacks network. These transactions are non-monetary transactions accounted for at fair value, as the Stacks Tokens are intangible assets carried at cost less impairment charges.

In estimating the fair value of Stacks Tokens exchanged for services, provided as grants, distributed without monetary consideration, and for those that vested, during the six months ended June 30, 2020, the Company relied on observable inputs such as the Stacks Token exchange price on an Asian exchange, and a mixture of Level 2 and 3 inputs to estimate discounts to reflect the unlisted status of the tokens in the United States and their lack of marketability. The Company concluded that the estimated fair value of Stacks Tokens issued, distributed or vested during the six months ended June 30, 2020 is a Level 3 measurement. Pursuant to the listing of Stacks Tokens on an exchange in the United States in January 2021, the Company concluded that the estimated fair value of Stacks Tokens issued, distributed or vested in the six months period ended June 30, 2021 is a Level 2 measurement.

When Stacks Tokens are issued, distributed or vested under the circumstances described above, the Company recognizes an expense equal to the estimated fair value of the Stacks Tokens (the Company has not generally issued tokens in exchange for goods), and a corresponding gain as the Stacks Tokens have no carrying value in the Company’s condensed consolidated financial statements, as they were acquired as part of the Company’s network development activities at no cost. As such, the estimated fair value of the Stacks Tokens generally has no effect on the Company’s net income or loss.

Hiro Systems PBC and Subsidiaries

Notes to Condensed Consolidated Financial Statements

9.	Nonoperating Income

At June 30, 2021, nonoperating income primarily consisted of the following:

A noncash gain from vesting of employee tokens of $7.9 million ($0.6 million in 2020) resulting from vesting of tokens sold to employees. In connection with this gain, the Company also recorded a noncash token compensation expense of $7.8 million ($0.5 million in 2020).

During the six months ended June 30, 2021, the Company recorded a noncash gain from tokens delivered to third parties of $18.7 million ($4.2 million in 2020) that consisted of token grants to third parties (see Note 5), fair value of tokens invested in other startups (see Note 2) and tokens provided to vendors for services performed. In connection with these gains, the Company also recorded noncash expenses of $18.0 million ($4.2 million in 2020) representing Stacks Token grants to third parties and Stacks Tokens provided in exchange for services received by the Company.

A noncash gain on delivery of tokens granted through a RTU arrangement to employees and others of $9.3 million ($0 in 2020). In connection with this gain, the Company also recorded a noncash token compensation expense of $10.9 million in compensation expense ($0 in 2020) and a noncash token compensation expense in general and administrative expense of $2.2 million ($0 in 2020)

A gain of $16.7 million ($3.7 million in 2020) on the sale of $17.9 million ($7.8 million in 2020) of Bitcoin and Ether. The carrying value of the digital currencies sold was $1.2 million ($4.1 million in 2020).

A gain of $0.6 million ($0.2 million in 2020) was recognized on the loan receivable denominated in digital currencies (see Note 4).

10.	Subsequent Events

Management has evaluated subsequent events occurring after the condensed consolidated balance sheet date through the date of September 28, 2021, the date for which the condensed consolidated financial statements were available to be released. Based upon this evaluation, management has determined that no subsequent events have occurred other than noted below.

In August 2021, the Company entered into a loan agreement with a venture company whereby the Company will provide a loan of 50 million Stacks Tokens. The term of the loan is five years and the venture company has the option of buying out a portion of the loan at a predetermined price. Any loan amount that is bought out converts to equity in the venture company. The venture company plans to opportunistically make investments in certain digital assets and in startups in the broader Bitcoin and Stacks ecosystems.

In August 2021, Daemon repaid its $0.5 million loan plus accrued interest to the Company in full.

Item 4. Exhibits

Exhibit Number		Description

2.1	#	Amended and Restated Certificate of Incorporation of Blockstack PBC, filed as exhibit 2.1 to the Form 1-A filed by the Company on July 11, 2019

2.2	#	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Blockstack PBC, filed as exhibit 2.2 to the Form 1-A filed by the Company on July 11, 2019

2.3	#	Bylaws of Blockstack PBC, filed as exhibit 2.3 to the Form 1-A filed by the Company on July 11, 2019

6.1	†#	2016 Equity Incentive Plan of Half Moon Labs Inc. (including form of stock option agreement), filed as exhibit 6.1 to the Form 1-A filed by the Company on July 11, 2019

6.5	†#	Form of Director and Executive Officer Indemnification Agreement of Blockstack PBC, filed as exhibit 6.5 to the Form 1-A filed by the Company on July 11, 2019

6.7	#	Form of Blockstack PBC Restricted Token Unit Agreement, filed as exhibit 6.7 to the Form 1-A filed by the Company on July 11, 2019

6.18	#	Blockstack PBC Form of Offer Letter for Full-time Employment, filed as exhibit 6.18 to the Form 1-A filed by the Company on July 11, 2019

6.25	#	Services Agreement with SNZ Holding Limited, dated as of October 3, 2019, by and between Blockstack PBC and SNZ Holding Limited, filed as exhibit 6.1 to the Form 1-U filed by the Company on October 16, 2019

6.26	#	Deferred Delivery Agreement, dated as of October 3, 2019, by and between Blockstack PBC and SNZ Holding Limited, filed as exhibit 6.2 to the Form 1-U filed by the Company on October 16, 2019

6.27	#	Services Agreement, dated as of October 18, 2019, by and between Blockstack PBC and Binance Holdings Ltd, filed as exhibit 6.1 to the Form 1-U filed by the Company on October 23, 2019

6.28	#	Listing Agreement, dated as of October 18, 2019, by and between Blockstack PBC and Hash Blockchain Limited, filed as exhibit 6.2 to the Form 1-U filed by the Company on October 23, 2019

6.29	#	Amendment to App Reviewer Agreement, dated as of October 4, 2019, by and between Blockstack PBC and TryMuUI, filed as exhibit 6.4 to the Form 1-U filed by the Company on October 23, 2019

6.30	#	Liquidity Consulting Agreement, dated as of October 24, 2019, by and between Blockstack PBC and GSR Markets Limited, filed as exhibit 6.1 to the Form 1-U filed by the Company on October 30, 2019

8.1	#	Form of Escrow Agreement, by and between Prime Trust, LLC and Blockstack Token LLC (to be entered into upon qualification of the offering statement), filed as exhibit 8.1 to the Form 1-A filed by the Company on July 11, 2019

8.2	#	Escrow Agreement dated as of June 1, 2019, by and between Bitgo Trust Company, Inc. and Blockstack Token LLC, filed as exhibit 8.2 to the Form 1-A filed by the Company on July 11, 2019

10.1	#	Power of Attorney, included on signature page of the Form 1-A filed by the Company on July 11, 2019

11.1	#	Consent of WithumSmith+Brown, filed as exhibit 11.2 to the Form 1-A filed by the Company on July 11, 2019

11.2	#	Consent of Foresight Valuation Group, filed as exhibit 11.3 to the Form 1-A filed by the Company on July 11, 2019

15.1	#	App Mining algorithm, filed as exhibit 15.1 to the Form 1-A filed by the Company on July 11, 2019

15.2	#	App Mining Participant Terms, filed as exhibit 15.2 to the Form 1-A filed by the Company on July 11, 2019

16.1	#	Correspondence to Securities and Exchange Commission dated December 2l, 2018, filed as correspondence by the Company on July 11, 2019

16.2	#	Correspondence to Securities and Exchange Commission dated March 1, 2019, filed as correspondence by the Company on July 11, 2019

16.3	#	Draft offering statement previously submitted on September 13, 2018 pursuant to Rule 252(d), incorporated by reference to the copy thereof made public pursuant to Rule 301 of Regulation S-T

16.4	#	Draft amended offering statement previously submitted on December 21, 2018 pursuant to Rule 252(d), incorporated by reference to the copy thereof made public pursuant to Rule 301 of Regulation S-T

†	Indicates a management contract or compensatory plan
#	Incorporated by reference to the previous filing indicated.
^	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been filed separately with the SEC.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on September 28, 2021.

HIRO SYSTEMS PBC

By:	/s/ Muneeb Ali
Name:	Muneeb Ali
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Muneeb Ali as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities (including his or her capacity as a director and/or officer of Hiro Systems PBC) to sign any or all amendments to this semiannual report on Form 1-SA, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they, he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

Signature	Title	Date
	Chief Executive Officer and Director	September 28, 2021
/s/ Muneeb Ali	(Principal Executive Officer)
Muneeb Ali
	Head of Finance and Accounting	September 28, 2021
/s/ Saurabh Pathak	(Principal Financial & Accounting Officer)
Saurabh Pathak